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         GE ENERGY SERVICES COMMENCES TENDER OFFER FOR SHOWPOWER, INC.

     MONDAY, DECEMBER 27, 1999 -- GE Energy Services, Inc., today announced that a wholly owned subsidiary has commenced its previously announced tender offer for all of the shares of common stock, par value $.01 per share, Showpower, Inc. ("SHO") at $7 per share, net to the seller, in cash. Showpower is headquartered in Rancho Dominguez, California with additional operations in Texas, New Jersey, Nevada, Florida, Brazil, and the United Kingdom. Showpower provides temporary power generation and temperature control rental equipment and support on a worldwide basis for entertainment, corporate and special events.

     The tender offer is being made pursuant to an Agreement and Plan of Merger dated as of December 17, 1999. The tender offer will expire at 12:00 midnight, New York City time, on Tuesday, January 25, 2000, unless extended. The offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares which equals at least a majority of the outstanding shares on a fully diluted basis.

     Continental Stock Transfer & Trust Company is the depositary for the tender offer. Morrow & Co., Inc. is the information agent.

     GE Energy Services, Inc. is a division of GE Power Systems, one of the world's leading suppliers of power generation technology, energy services and energy management systems.

CONTACT:

     Jeff Ignaszak
     GE Power Systems
     518-385-9713